Exhibit 99.8

March 30, 2011

CONSENT OF VELASQUEZ SPRING

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2010 (the ‘Annual Report’), I, Velasquez Spring, P. Eng., Senior Geologist of Watts, Griffis and McOuat Limited, hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration statement on Form S-8 (File No. 333-128128), of the following:

1.	Resource and reserve estimates of the San Dimas Mines; and
2.	Technical report dated March 14, 2011, entitled “A Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango Mexico for Silver Wheaton Corp.”

Yours truly,

/s/ Velasquez Spring
Velasquez Spring, P. Eng
Senior Geologist
Watts, Griffis and McOuat Limited